EXHIBIT 12

3M COMPANY AND SUBSIDIARIES

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Millions)

	Year	Year	Year	Year	Year
	2017	2016	2015	2014	2013
EARNINGS
Income before income taxes	$7,548	$7,053	$6,823	$7,026	$6,562

Add:
Amortization of capitalized interest	19	21	22	22	21
Total fixed charges (excluding capitalized interest)	339	298	250	246	248

Less:
Equity in undistributed income of equity method investments	11	9	5	(1)	(1)

TOTAL EARNINGS	$7,895	$7,363	$7,090	$7,295	$6,832

FIXED CHARGES
Interest expense (including capitalized interest and excluding expense on early extinguishment of debt)	238	208	162	159	166
Portion of rent expense under operating leases representative of the interest factor	113	100	101	104	103

TOTAL FIXED CHARGES	$351	$308	$263	$263	$269

RATIO OF EARNINGS TO FIXED CHARGES	22.5	23.9	27.0	27.7	25.4

For purposes of calculating the ratio above:

Earnings is defined as income before income taxes, amortization of capitalized interest, and fixed charges (less capitalized interest), excluding equity in undistributed income of equity method investments. Fixed charges consist of interest expense (including capitalized interest and excluding any expense related to early extinguishment of debt) and approximately one-third of rent expense under operating leases (considered representative of the interest factor).